Yukon-Nevada Gold Corp. Announces New Corporate Appointments

Vancouver, BC – June 27, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce the appointment of Randy Reichert as Chief Operating Officer (“COO”). Mr. Reichert brings 23 years’ experience to the Company from his international work at various operating mines and process facilities and will be key in continuing to improve the Company’s operational effectiveness at Jerritt Canyon. Jerritt Canyon is a gold producing property located near Elko, Nevada operated by Queenstake Resources Ltd., a wholly owned subsidiary of Yukon-Nevada Gold Corp.

Most recently Mr. Reichert was President and COO for Colossus Minerals Inc responsible for the development of the Serra Pelada project in Brazil. Prior to this he was COO of Oriel Resources plc and Orsu Metals Corp. Mr. Reichert spent over five years in Russia with Bema Gold, and subsquently Kinross Gold Corporation. Within those five years he held the position of General Manager, Operations of the Kupol gold mine in Chukotka, Russia and General Manager for the Julietta gold mine in Magadan, Russia. He has also held positions within various mining operations with Cominco Limited, now Teck, prior to working for Bema Gold.

Graham Dickson, previous Chief Operating Officer, has moved into the new role of Senior Vice President Acquisitions and Corporate Development.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So

Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.
This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.